UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 30, 2021

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue la Boétie, 75008 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE DATE HEREOF AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY SANOFI.

PRESENTATION OF INFORMATION

The financial information presented in this Report on Form 6-K, including in the Exhibits attached hereto, is unaudited, unless otherwise noted. In particular, the financial information (i) drawn from the unaudited condensed consolidated financial statements for the six months ended June 30, 2020 and 2021 and (ii) for any dates subsequent to June 30, 2021, is unaudited.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This Report on Form 6-K, including the Exhibits hereto, contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)) about us. Examples of such forward-looking statements include:

•	projections of capital expenditures, cost savings, restructuring costs, positive or negative synergies, dividends, capital structure or other financial items or ratios;

•	statements of our profit trends, plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition; and

•	statements about our future events and economic performance or that of France, the United States or any other countries in which we operate.

This information is based on data, assumptions and estimates considered as reasonable by Sanofi as at the date of this Report on form 6-K and undue reliance should not be placed on such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward looking statements involve inherent, known and unknown, risks and uncertainties associated with the domestic or cross-border regulatory, economic, financial and competitive environment, including among other things, volatile economic and market conditions, the impact of global disruptions, including pandemics, and other factors that could cause future results and objectives to differ materially from those expressed or implied in the forward looking statements.

Risk factors which could affect the future results and cause actual results to differ materially from those contained in any forward-looking statements are discussed under “Item 3. Key Information — D. Risk factors” of our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021. Additional risks, not currently known or considered immaterial by the Group, may have the same unfavorable effect and investors may lose all or part of their investment.

Forward looking statements speak only as of the date they are made. Other than required by law, we do not undertake any obligation to update them in light of new information or future developments.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Operating and Financial Review and Prospects for the Six Months Ended June 30, 2021

Exhibit 99.2	Capitalization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 30, 2021

SANOFI

By:	/s/ Alexandra Roger
Name:	Alexandra Roger
Title:	Head of Securities Law and Capital Markets